UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Registered Direct Offering

On October 10, 2025, Aptorum Group Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell (1) 1,000,000 Class A ordinary shares (the “Ordinary Shares”), and (2) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 2,000,000 Ordinary Shares (the “Restricted Warrants”), for aggregate gross proceeds of approximately $2 million (the “Offering”).

Each Restricted Warrant is exercisable immediately as of the date of issuance at an exercise price of $2.00 per Ordinary Share and expires twenty-four months from the effective date of a registration statement registering for resale the Ordinary Shares underlying the Restricted Warrants. The Restricted Warrants and the Ordinary Shares issuable upon the exercise of the warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”) and are being offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares, or Ordinary Share Equivalents for thirty (30) calendar days following the closing of the Offering, subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for thirty (30) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate use. Additionally, some of the proceeds from the Offering will be used to fund expenses expected to be incurred in connection with the previously announced merger between the Company and DiamiR Biosciences Corp. and for general working capital of the two companies pending anticipated closing of the merger, which is subject to several closing conditions and therefore may never occur.  The Offering closed on October 14, 2025.

H.C. Wainwright & Co., LLC, acted as the exclusive placement agent (the “Placement Agent”), in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the Offering. The Company will also pay the Placement Agent a management fee equal to 1.0% of the gross proceeds raised in the Offering, $5,000 for non-accountable expenses, up to $50,000 for expenses of legal counsel and other out-of-pocket expenses and $10,000 for clearing fees all associated with the Offering. After deducting fees due to the Placement Agent and our estimated offering expenses, we expect the net proceeds from the Offering to be approximately US$1.725 million.

Copies of the form of the Purchase Agreement, form of Restricted Warrant, and form of Lock-Up Agreement are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Restricted Warrants, and Lock-Up Agreement are subject to, and qualified in their entirety by, such documents.

On October 10, 2025, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Campbells is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Campbells
99.1	Form of the Purchase Agreement
99.2	Form of Restricted Warrant
99.3	Form of Lock-Up Agreement
99.4	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: October 16, 2025	By:	/s/ Ian Huen
		Name:	Ian Huen
		Title:	CEO

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